                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  _____________

                                  SCHEDULE 13G

             Information statement pursuant to Rule 13d-1 and 13d-2
                              (Amendment No. 1)(1)

                               Westbridge Capital
--------------------------------------------------------------------------------
                                (Name of issuer)


                                  Common Stock*
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    957152101
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                   ___________

     Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                        (Continued on following page(s))

                               Page 1 of 3 Pages







__________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


*   We hold securities convertible into Common Stock.




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3046                                                              Schedule 13G
--------------------------------------------------------------------------------

--------------------------------                      --------------------------

         CUSIP NO. 957152101              13G             Page 2 of 3 Pages
--------------------------------                      --------------------------

--------- ----------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                    11-3015963
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                    (b) [ ]
                                    Not Applicable
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4
          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
---------------------- ------ --------------------------------------------------

                         5    SOLE VOTING POWER           1,761,905
     NUMBER OF
      SHARES           ------ --------------------------------------------------
BENEFICIALLY OWNED BY
      EACH               6    SHARED VOTING POWER          None
    REPORTING          ------ --------------------------------------------------
   PERSON WITH
                         7    SOLE DISPOSITIVE POWER      1,761,905
                       ------ --------------------------------------------------

                         8    SHARED DISPOSITIVE POWER     None
--------- ----------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
                                              1,761,905
--------- ----------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*
                                              Not Applicable
--------- ----------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                 22.28%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                          PECKS MANAGEMENT PARTNERS LTD

                                                                   Page 3 of 3
Item 1a.             Westbridge Capital Corp.

Item 1b              175 Great Neck Road
                     Great Neck, New York  11201

Item 2a              Pecks Management Partners Ltd

Item 2b              One Rockefeller Plaza, Suite 320
                     New York, NY  10020

Item 2c              New York

Item 2d              Common Stock*
                     We hold securities convertible into common stock

Item 2e              Cusip:  957152101

Item 3e Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940
Item 4               a        1,761,905 shares
                     b        22.28%
                     c   (i)  1,761,905
                        (ii)  Not Applicable
                       (iii)  1,761,905
                        (iv)  Not Applicable

Item 5               Not Applicable

Item 6 Shares as to which this schedule is filed are owned by Ten investment advisory clients of the person filing this schedule, which clients receive dividends and the proceeds from the sale of such shares. Two such clients are known to have such interest with respect to more than 5% of the class and such clients are named below:

                    Delaware State Employees' Retirement Fund
                    General Motors Employees Domestic Group Trust

Items 7-9           Not Applicable

Item 10 "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect." After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

                                                 July 21, 1997

                                                 /s/ Arthur W. Berry
                                                 -----------------------------
                                                 Arthur W. Berry
                                                 Managing Director